## Coordonnées

www.linkedin.com/in/eléa-
clair-5852823b (LinkedIn)
www.eleaclair.com (Personal)

## Languages

LSF (Professional Working)
Français (Native or Bilingual)
Anglais (Native or Bilingual)
Allemand (Professional Working)

# Eléa CLAIR

Filmmaker - Actress, Producer, Director // New fiction project:
Feature film 'Her Song' - Here&there
Brooklyn, New York, États-Unis

## Résumé

I'm a French filmmaker living between Paris and New York. I've
been acting for almost twenty years in many TV series and films in
France and abroad. I created my own production company, Six And
Midnight Films, in 2019 whose goal is to develop projects that aim to
challenge the status quo.
Personal website: http://www.eleaclair.com
Company website: https://sixandmidnight.com/

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## Expérience

**Freelance**
Film Director
janvier 2014 - Present (12 ans 4 mois)
New York / Paris

Films:

- (Un)fair Trade

- Limbo

- The Amazings

Web series:

- Check, please!

- Mom-to-be (in production)

**Freelance**
Actress
janvier 2006 - Present (20 ans 4 mois)
New York / Paris

Films:

- Flasher (USA)

- Pourris gâtés (France)

- Mothers (Italy)

- La liste de mes envies (France)

- Poupoupidou (France)

Web series:

- Cause Toujours! (YouTube)

TV series:

- Tandem (France3)

- Commissariat Central (M6)

- HP (OCS)

- Ad Vitam (Arte)

- On va s'aimer un peu, beaucoup... (France2)

- Plus belle la vie (22 episodes)

- Clem (TF1)

- L'amour à 200 mètres (Netflix)

- Interventions (TF1)

- Scènes de ménage (M6)

- La Folle Histoire du Palmashow (Canal Plus)

- Déjà Vu (34 episodes)

- Nos années pension (France2)

## Six and Midnight Films
### Founder and Producer
janvier 2019 - Present (7 ans 4 mois)
New York / Paris

Films:

- (Un)fair Trade

- Limbo

- Trop c'est trop

- The White Stuff

- Brutta Figura

## Freelance
### Editor
mai 2020 - Present (6 ans)
New York / Paris

Films, Corporate videos, Actors' reels.

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